Filed by EpiCept Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                    Subject Company: Maxim Pharmaceuticals, Inc.
                                                   Commission File No. 001-14430




ADDITIONAL INFORMATION

In connection with the proposed transaction described herein, Maxim Pharmaceuticals, Inc. and EpiCept Corporation will file a registration statement that contains a proxy statement/prospectus with the Securities and Exchange Commission. SHAREHOLDERS OF MAXIM AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Maxim's shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Maxim and EpiCept, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Maxim Pharmaceuticals, 8899 University Center Lane, Suite 400, San Diego, CA 92122, Attention: Investor Relations, Telephone:
(858) 453-4040.

PARTICIPANTS IN THE SOLICITATION

Maxim and its directors and executive officers and EpiCept and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Maxim in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of Maxim and EpiCept referred to above. Additional information regarding the directors and executive officers of Maxim is also included in Maxim's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 19, 2005. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept's registration statement on Form S-1, which was filed with the SEC on April 18, 2005. These documents are available free of charge at the SEC's web site (http://www.sec.gov) and from Investor Relations at Maxim at the address described above.



                              MAXIM PHARMACEUTICALS

                           Moderator: Larry Stambaugh
                                September 6, 2005
                                  9:00 a.m. CT



Operator:           Good day everyone, and welcome to Maxim Pharmaceuticals
                    EpiCept and Maxim merger update conference call. As a reminder, today's call is being recorded.

                    At this time, I would like to turn the call over to Maxim's Chairman and Chief Executive Officer, Mr. Larry Stambaugh. Please go ahead, sir.

Larry Stambaugh:    Thank you, Deanna. Good morning. I'm Larry Stambaugh Maxim
                    CEO. And our call today is to discuss the announcement we made this morning regarding the agreement to merge EpiCept
                    Corporation and Maxim Pharmaceuticals.

                    Joining me on the call this morning are Jack Talley, EpiCept's Chief Executive Officer; John Prunty, Maxim's Chief Financial Officer. We will take questions at the end of the presentation. Before beginning, I'm going to ask John Prunty, Maxim's CFO to cover the statement regarding risks and forward-looking statements. John.

John Prunty:        This presentation contains certain forward-looking
                    statements that involve risks and uncertainties that could cause actual results to be materially different from any future results expressed or implied by such forward-looking statements.

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                    You are urged to consider statements that include the words may, will, would, could, should, believe, estimates, projects, potential, expects, plans, anticipates, intends, continues, forecast, designed, goal or the negative of those words or other comparable words to be uncertain and forward-looking.

                    Such forward-looking statements include statements regarding the proposed transaction, the company's respective product candidates, regulatory filings, future research and clinical trials and partnering activities. The proposed transaction between Maxim and EpiCept is subject to customary closing conditions, including approval of Maxim shareholders. And there can be no assurance that the transaction will be completed.

                    Moreover, factors that may cause actual results to differ materially from the results expressed or implied by forward-looking statements made during this presentation include the risk that Maxim and EpiCept may not complete the proposed transaction; the risk that product candidates that appear promising in early research and clinical trials do not demonstrate safety, and/or efficacy in larger scale or later clinical trials; the risk that Maxim and EpiCept will not obtain approval to market their respective products; the risks associated with reliance on outside financing to meet capital requirements; and the risks associated with reliance on collaborative partner for further clinical trials, development and commercialization of product candidates.

                    These factors and others are more fully discussed under risk factors, and elsewhere, in our periodic and other reports as filed with the Securities and Exchange Commission. None of the described drugs have been approved by the United States Food and Drug Administration or any international regulatory agency.


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
Larry Stambaugh:    Thank you, John. Good morning, again, and thank you for
                    joining our call. As we announced earlier today, Maxim and EpiCept have agreed to merge our two companies. Maxim had announced earlier this year that we would seek a strategic transaction to leverage and build on Maxim's assets, including Ceplene our oncology product registration candidate, our apoptosis modulator discovery platform and product candidates; our leading apoptosis research team;
                    public company infrastructure and our cash. We believe this transaction achieved that strategic value building goal.

                    As you'll hear more from Jack Talley in a moment, EpiCept Corporation is a specialty pharmaceutical company focused on the development and commercialization of topically delivered prescription pain management therapeutics. EpiCept has six products in clinical development for the treatment of various types of pain. Three are ready or have entered pivotal Phase IIB or Phase III clinical trials.

                    We are enthusiastic about the merger with EpiCept because we believe the strength and resources of the combined entity offers our shareholders a broader, more balanced portfolio of product candidates, with significant market potential. Let me turn the call over to Jack Talley, EpiCept's CEO for more comments about EpiCept and the future of the combined company.

Jack Talley:        Thanks, Larry. I too am very excited for shareholders of
                    Maxim and EpiCept. This transaction will combine two companies to create a specialty pharmaceutical company with a balanced portfolio of pain management and oncology product candidates.

                    The combined company's product portfolio will include commercially promising pain therapies from EpiCept with a planned cancer product registration filing in Europe, and an early stage discovery program for apoptosis inducers and inhibitors from Maxim. The latter are intended for unaddressed patient needs and oncology and degenerative diseases.

                    This broad and well balanced pipeline will allow the company to be less reliant on the success of any one product candidate. Additionally, several of the product candidates are partners with respected industry leaders, further limiting the development risk, while the rights to other product opportunities have been retained for internal development and commercialization.


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
                    EpiCept's lead product candidate topically delivery FDA approved compounds to relieve pain. We believe that topically delivered products have the potential to eliminate risks inherent in the systemic circulation, reduce side effects, minimize drug interactions, and raise barriers to entry for generics. And we believe the use of already approved compounds has the potential to lower development costs and risks, and accelerate time to market.

                    As highlighted in our press release this morning, the combined companies will have a steady stream of milestones during the next year. We believe these combined activities can lead to building a significant shareholder value. In addition, we expect to realize the efficiencies of operating the combined. I would now like to turn the call back over to Larry, who will summarize the financial aspects of the proposed merger.

Larry Stambaugh:    Thanks, Jack. The terms of the merger agreement provide for
                    EpiCept to issue shares of its common stock to Maxim
                    Pharmaceutical shareholders in exchange for all of the out standing shares of Maxim. EpiCept shareholders would retain approximately 72 percent ownership of the combined company, and Maxim shareholders would receive approximately 28 percent, calculated on a full-diluted basis.

                    Based on the recent trading price of Maxim's common stock, the transaction would represent an implied equity value of approximately $136 million for the combined company. The combined company will retain Jack Talley as CEO, will retain EpiCept's corporate name as well as headquarters in Englewood Cliffs, New Jersey.

                    EpiCept will continue to operate Maxim's research facility in San Diego, and Dr. Ben Tseng, Maxim's President of Research will become EpiCept's Chief Scientific Officer. The combined company Board of Directors will consist of five current EpiCept directors, and two current Maxim directors.


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
                    Upon the closing of the transaction EpiCept's common stock is expected to be traded on the NASDAQ national market, and on the Stockholm Stock Exchange. EpiCept has all ready reserved the symbol EPCT with NASDAQ. The transaction is anticipated to close during the fourth quarter this year, and is subject to satisfaction of certain customer closing conditions including the approval of the shareholders of Maxim.

                    The subject matter announced and discussed today will be addressed in a registration statement to be filed with the Securities and Exchange Commission. We encourage you to review this document as it will contain important information about the planned merger of our two companies.

                    Jack and I thank you for your participation this morning. We're very enthusiastic about the potential and opportunity represented by the proposed merger of our two companies. Operator, would you open up the call now for questions?

Operator:           Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please be sure your mute function is turned off to allow your signal to reach our equipment. We'll pause just a moment to give everyone a chance to signal by pressing star one. As a reminder if you are using a speakerphone, please be sure that your mute function is turned off so that your signal will reach our equipment by pressing star one.

                    And it appears there are no questions at this time.


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
Larry Stambaugh:    As there are no questions, we certainly will be available at
                    Maxim. Jack Talley is here today with me. We would be happy to call any of the analysts, shareholders or other interested parties. I would mention as well that Jack Talley and I plan on being in Stockholm, next Monday and Tuesday as we have many shareholders in Scandinavia, and meet with analysts, shareholders, the Swiss Association of Shareholders while there to further discuss the proposed merger. We appreciate your attendance this morning and look forward to more news about Maxim and EpiCept. Thank you.

Operator:           Thank you for your participation. That does conclude today's conference. You may disconnect at this time.

                                       END




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